December 22, 2014

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Sierra Madre Mining, Inc.

Registration Statement on Form S-1

Filed 11/3/14

File No.  333-199780

Dear Mr. Reynolds,

This letter is in response to your comment letter sent to Sierra Madre Mining on 12/22/14.  The company has revised our Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter.  The revised S-1 reflects these revisions and updates and clarifies certain other information.  Our responses to the SEC’s comments are in bold.

1. We have reviewed your revised disclosure in response to comment 2 in our letter dated November 26, 2014 noting it does not appear to address our comment in its entirety. Please further expand your dilution disclosure to include the dilution information under the assumption that 25% of the total offered shares are sold to coincide with the same sales assumptions utilized in the Use of Proceeds table on page 12.

We added this to our S-1/A.

2. We note your response to comment 6 and we partially reissue the comment. Please expand your disclosure concerning the exploration plans for the properties to address the following points:

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

 If there is a phased program planned, briefly outline all phases.

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

We added a section just below Exploration Plans titled “Our Plan and Objectives for Phase 1.”   This details the budget, initial plan, and states that we will initially just have one phase.

3. We note your response to comment 8 and we partially reissue the comment. In addition to the information provided please clarify if your JV partners are required to fund exploration work on the property.

They are not required under our agreement.  We added a disclosure under the “JV Operator” section stating this in our revised S-1/A.

4. We note your response to comment 9 and we partially reissue the comment. Please revise to provide a summary of all exploration work performed on your property. Copies of sample reports or other reports should not be copied directly into your filing but instead should be included as exhibits to your filing and summarized in your filing.

To date, that has been the only sampling we know of that has been done.  We added that statement as a disclosure under the “Surface Samples” section of the S-1/a.  The rest of the exploration, prior to our involvement, has consisted of LLC members locating outcroppings and trying to determine where the highest concentration of copper and iron might be on the property.  They located it on a ridge, which they named copper blowout ridge.  This is where we got the JV project name from.

5. Please explain the references to “wells” and “producing oil” in this section.

We are sorry, it was a typo.  We removed any reference to it.

6. We note your response to comment 24. Please disclose the last sentence of your response in the prospectus.

We added this disclosure under the “JV Operator” section.

7. It appears the financial statement periods of September 30, 2014 and for the period November 6, 2013 (inception) through September 30, 2014 referenced here is inconsistent with the financial statement periods of September 30, 2014 and December 31, 2013 and for the period November 6, 2013(inception) through December 31, 2013 and January 1, 2014 through September 30, 2014 and November 6, 2013(inception) through September 30, 2014 disclosed in the audit report on page F-1 of the registration statement. Please advise your auditor to revise his consent accordingly.

Our auditor revised his consent letter to address this issue.

8. It appears the audit report date of October 20, 2014 referenced here is inconsistent with the audit report date of October 31, 2014 disclosed in the audit report on page F-1 of the registration statement. Please advise your auditor to revise his consent accordingly.

Our auditor revised his consent letter to address this issue.

Sincerely,

/s/ Michael Brown

Michael Brown, President, CEO